Exhibit 99.1

FIRST MAJESTIC SILVER CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “First Majestic Meeting”) of the shareholders (“First Majestic Shareholders”) of First Majestic Silver Corp. (“First Majestic”) will be held on September 25, 2015 at 2:00 p.m. (Vancouver time) at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “First Majestic Resolution”) to authorize (i) the issuance of common shares of First Majestic (“First Majestic Shares”) to shareholders of SilverCrest Mines Inc. (“SilverCrest”) as consideration under the plan of arrangement (the “Arrangement”) contemplated by the arrangement agreement dated July 26, 2015 among SilverCrest, First Majestic and SilverCrest Metals Inc., and (ii) the allotment and reservation for issuance of the First Majestic Shares underlying replacement options to be issued to holders of stock options of SilverCrest pursuant to the Arrangement, all as more fully set forth in the accompanying joint information circular dated August 24, 2015 of SilverCrest and First Majestic (the “Circular”) with the full text of the First Majestic Resolution set out in Appendix B to the Circular; and

2.	to transact such further or other business as may properly come before the First Majestic Meeting and any adjournments or postponements thereof.

The Board of Directors of First Majestic (the “First Majestic Board”) unanimously recommends that First Majestic Shareholders vote FOR the First Majestic Resolution. It is a condition to the completion of the Arrangement that the First Majestic Resolution be approved at the First Majestic Meeting.

The First Majestic Board has fixed August 17, 2015 as the record date for determining First Majestic Shareholders who are entitled to receive notice of and to vote at the First Majestic Meeting. Only registered First Majestic Shareholders of record at the close of business on August 17, 2015 are entitled to receive notice of the First Majestic Meeting (“First Majestic Notice of Meeting”) and to attend and vote at the First Majestic Meeting. This First Majestic Notice of Meeting is accompanied by the Circular and a form of proxy.

Registered First Majestic Shareholders who are unable to attend the First Majestic Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the instructions on the form of proxy. To be used at the First Majestic Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or 416-263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon prior to 2:00 p.m. (Vancouver time) on September 23, 2015, or, if the First Majestic Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting. Notwithstanding the foregoing, late proxies may be accepted or rejected by the Chair of the First Majestic Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. First Majestic Shareholders whose First Majestic Shares are registered in the name of a broker, custodian, nominee or other intermediary should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your First Majestic Shares not being voted at the First Majestic Meeting.

The Circular provides additional information relating to the matters to be dealt with at the First Majestic Meeting and is deemed to form part of this First Majestic Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the First Majestic Meeting will be held at a time and place to be specified either by First Majestic before the First Majestic Meeting or by the Chair at the First Majestic Meeting.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by email at assistance@laurelhill.com, or contact your professional advisor.

DATED as of the 24th day of August, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Keith Neumeyer”

Keith Neumeyer

President and Chief Executive Officer